                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, DC 20549

                           Form U-3A-2

                                         File No. . . . . .69-348

Statement by Holding Company Claiming Exemption Under Rule
U-3A-2 from the Provisions of the Public Utility Holding Company
Act of 1935

              To be Filed Annually Prior to March 1


                    ATLANTA GAS LIGHT COMPANY
                        (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company
Act of 1935, and submits the following information:


1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

      Atlanta Gas Light Company ("claimant") is a Georgia corporation organized in 1856 and has its principal executive office at 303 Peachtree Street, Atlanta, Georgia 30308.
      Claimant's principal business is the distribution of natural gas to customers in central, northwest, northeast and southeast Georgia.
      The claimant has seven wholly-owned subsidiaries:
      (a) Chattanooga Gas Company, a Tennessee corporation ("Chattanooga Gas"), organized to operate a natural gas distribution system in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas;
      (b) Georgia Gas Company, a Georgia corporation that has
          working interests in gas production activities;
      (c) Trustees' Investments, Inc., a Georgia corporation
          that participates in residential and small office real estate developments;
      (d) Georgia Gas Service Company, a Georgia corporation that provides propane gas service to portions of northwest Georgia, Hinesville, and Waycross, Georgia and Cedar Bluff, Alabama;
      (e) Georgia Energy Company, a Georgia corporation that provides natural gas vehicle conversion services;
      (f) AGL Energy Services, Inc., a Georgia corporation that is engaged in a joint venture with Sonat Marketing Company, a wholly-owned subsidiary of Sonat, Inc., relating to the operation of Sonat Marketing Company L.P. which offers natural gas sales, transportation, risk management and storage services to natural gas users in key natural gas producing and consuming areas of the United States; and
      (g) AGL Resources Inc., incorporated in Georgia on November 27, 1995 for the purpose of carrying out a restructuring, whereby the claimant will become a wholly-owned subsidiary of AGL Resources Inc. pending shareholder and regulatory approval.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

      (a) Description of properties of claimant:
          Claimant's properties consist primarily of natural gas distribution systems and related facilities and local offices serving 229 cities and surrounding areas in the State of Georgia. As of December 31, 1995, the Company had 26,984 miles of mains, 5,952,423 Mcf. of liquefied natural gas storage capacity in three facilities located in Cherokee County, Georgia, Riverdale, Georgia and Macon, Georgia and liquefied petroleum gas storage capacity of 269,160 gallons for use in one peak shaving plant located within the State of Georgia that supplies propane-air gas to supplement the gas supply in very cold weather or emergencies.
      (b) Claimant's wholly-owned subsidiary, Chattanooga Gas, operates a natural gas distribution system and related facilities and local offices in the cities of Chattanooga and Cleveland, Tennessee and surrounding areas. As of December 31, 1995, Chattanooga Gas had 1,616 miles of mains and 1,076,276 Mcf. of liquefied natural gas storage capacity in one facility located in Chattanooga, Tennessee to supplement the gas supply in very cold weather or emergencies.

3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:
      (a) Number of kwh. of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                  Claimant                    Subsidiary
          Atlanta Gas Light Company    Chattanooga Gas Company

              184,408,689 Mcf.             15,424,158 Mcf.



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      (b) Number of kwh. of electric energy and Mcf. of
          natural or manufactured gas distributed at retail outside the State in which each company is organized.

                    NA                            NA

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                    NA                            NA

     (d) Number of kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

         Purchased at State Line      Purchased at State Line
            or at City Gate               or at City Gate
           Metering Stations             Metering Stations
              in Georgia                   in Tennessee

             7,677,316 Mcf.                    None

         Purchased outside the        Purchased outside the
           State of Georgia             State of Tennessee

            181,206,861 Mcf.              15,450,035 Mcf.

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

    (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                  None                          None

    (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                  None                          None

    (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is


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         recourse, directly or indirectly, to the holding
         company claiming exemption or another system
         company, other than the EWG or foreign utility
         company.
                  None                          None

    (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                 None                           None

    (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                 None                           None


                            EXHIBIT A


A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

     The following financial statements of claimant and its subsidiary companies are attached hereto as Exhibit A:

            Condensed Consolidating Income Statements
             (Unaudited) for the Twelve Months
             Ended December 31, 1995

            Condensed Consolidating Earnings Reinvested
             Statements (Unaudited) for the Twelve
             Months Ended December 31, 1995

            Condensed Consolidated Balance Sheets
             (Unaudited) as of December 31, 1995

   The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 29th day of February, 1996.


                                     ATLANTA GAS LIGHT COMPANY
                                        (Name of Claimant)


                             By   /s/ J. Michael Riley
                                  J. Michael Riley
                                  Vice President
                                  Finance & Accounting

[Corporate Seal of Atlanta Gas Light Company Appears Here]




CORPORATE SEAL

                          Attest:      /s/ Melanie M. Platt
                                       Melanie McGee Platt
                                       Corporate Secretary


Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:


   J. Michael Riley           Vice President-Finance & Accounting
        (Name)                              (Title)


              P.O. Box 4569, Atlanta, Georgia 30302
                            (Address)




               EXHIBIT B.  Financial Data Schedule

     If, at the time a report on this form is filed, the registrant is required to submit this report and any amendments thereto electronically via EDGAR, the registrant shall furnish a Financial Data Schedule. The Schedule shall set forth the financial and other data specified below that are applicable to the registrant on a consolidated basis.


                 Item No.       Caption Heading

                    1           Total Assets
                    2           Total Operating Revenues
                    3           Net Income




                            EXHIBIT C

     An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

                              None





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
                                        ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
                                   Condensed Consolidating Income Statements (Unaudited)
                                      For the Twelve Months Ended December 31, 1995
                                                       (Millions)

                                                                                          Reclassifications and Eliminations
                         Atlanta Gas                                            AGL
                        Light Company  Georgia  Trustees         Georgia Gas  Energy
                           Before        Gas   Investments   GA    Service   Services  Chattanooga               Consolidated
                        Consolidation  Company    Inc.     Energy  Company     Inc.    Gas Company  Debit  Credit  Balances
                        --------------------------------------------------------------------------               ------------
Operating Revenues           $992.5                                                       $70.5                    $1,063.0
Cost of Gas                   530.9                                                        41.6                       572.5
                        --------------------------------------------------------------------------               ------------
    Operating Margin          461.6       0.0      0.0       0.0      0.0       0.0        28.9                       490.5
                        --------------------------------------------------------------------------               ------------
Other Operating Expenses:
  Operating Expenses          309.7                                             0.2        17.0      0.4              327.3
  Restructuring Costs          25.8                                                                                    25.8
                        --------------------------------------------------------------------------               ------------
    Total Other Operating
     Expenses                 335.5       0.0      0.0       0.0      0.0       0.2        17.0                       353.1
Income Taxes                   33.4                                                         3.5              4.3       32.6
                        --------------------------------------------------------------------------               ------------
    Operating Income           92.7       0.0      0.0       0.0      0.0      (0.2)        8.4                       104.8
                        --------------------------------------------------------------------------               ------------
Other Income:
  Other Income and Deductions  13.2       0.1               (0.1)     0.7       0.4        (0.1)    12.4     0.5        2.3
  Income Taxes                                                                                       0.8               (0.8)
                        --------------------------------------------------------------------------               ------------
    Other Income - Net         13.2       0.1      0.0      (0.1)     0.7       0.4        (0.1)                        1.5
                        --------------------------------------------------------------------------               ------------
Income Before Interest
 Charges                      105.9       0.1      0.0      (0.1)     0.7       0.2         8.3                       106.3
Interest Charges               46.7                                                         2.4              2.0       47.1
                        --------------------------------------------------------------------------               ------------
Net Income                     59.2       0.1      0.0      (0.1)     0.7       0.2         5.9     13.6     6.8       59.2
Dividends on Preferred Stock    4.4                                                                                     4.4
                        --------------------------------------------------------------------------               ------------
Earnings Applicable to
 Common Stock                $ 54.8      $0.1     $0.0     $(0.1)    $0.7      $0.2       $ 5.9                    $   54.8
                        ==========================================================================               ============

                                                           Exhibit A


                                                          Page 1 of 4








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
                                        ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
                            Condensed Consolidating Earnings Reinvested Statements (Unaudited)
                                      For the Twelve Months Ended December 31, 1995
                                                       (Millions)

                                                                                           Reclassifications and Eliminations
                         Atlanta Gas                                            AGL
                        Light Company  Georgia  Trustees         Georgia Gas  Energy
                           Before        Gas   Investments   GA    Service   Services  Chattanooga               Consolidated
                        Consolidation  Company    Inc.     Energy  Company     Inc.    Gas Company  Debit  Credit  Balances
                        --------------------------------------------------------------------------               ------------
Earnings Reinvested at
  Beginning of Period        $137.5     $14.9    $(1.1)    $(0.1)    $2.0                 $21.7     38.6     1.2     $137.5
Net Income                     59.2       0.1      0.0      (0.1)     0.7       0.2         5.9     13.6     6.8       59.2
                        --------------------------------------------------------------------------               ------------

Total                         196.7      15.0     (1.1)     (0.2)     2.7       0.2        27.6                       196.7
                        --------------------------------------------------------------------------               ------------
Dividends
  Preferred Stock               4.4                                                                                     4.4
  Common Stock                 55.5      11.7                                                               11.7       55.5
                        --------------------------------------------------------------------------               ------------
Total                          59.9      11.7      0.0       0.0      0.0       0.0         0.0                        59.9
                        --------------------------------------------------------------------------               ------------
Earnings Reinvested at
  End of Period              $136.8     $ 3.3    $(1.1)    $(0.2)    $2.7      $0.2       $27.6     52.2    19.7     $136.8
                        ==========================================================================               ============



                                                          Page 2 of 4



                                        ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
                                    Condensed Consolidating Balance Sheets (Unaudited)
                                                 As of December 31, 1995
                                                       (Millions)

                                                                                          Reclassifications and Eliminations
                         Atlanta Gas                                            AGL
                        Light Company  Georgia  Trustees         Georgia Gas  Energy
                           Before        Gas   Investments   GA    Service   Services  Chattanooga               Consolidated
                        Consolidation  Company    Inc.     Energy  Company     Inc.    Gas Company  Debit  Credit  Balances
                        --------------------------------------------------------------------------               ------------
Utility Plant              $1,809.5                                                      $137.1              3.5   $1,943.1
 Less Accumulated
  Depreciation                554.8                                                        41.3      0.3              595.8
                        --------------------------------------------------------------------------               ------------
  Utility Plant-Net         1,254.7       0.0      0.0       0.0      0.0       0.0        95.8                     1,347.3

Other Property and Investments(less
 accumulated depreciation)    147.3       3.3      1.3       0.2      4.9      32.8                 16.7   161.4       45.1
                        --------------------------------------------------------------------------               ------------
Current Assets
  Cash                          0.3                                   2.8                   2.7                         5.8
  Receivables-Net             207.0       0.1                0.1      0.9                  14.7             16.7      206.1
  Inventories
    Natural Gas Stored
     Underground               83.2                                                         4.2                        87.4
    Liquefied Natural Gas       8.8                                                         1.8      1.0               11.6
    Materials and Supplies      8.0                          0.1                            0.4                         8.5
    Other                       1.4                                   0.4                   0.2                         2.0
  Deferred Purchased Gas
   Adjustment                   5.8                                                                  1.7                7.5
  Other                         8.7                                                         1.0              0.5        9.2
                        --------------------------------------------------------------------------               ------------
      Total Current Assets    323.2       0.1      0.0       0.2      4.1       0.0        25.0                       338.1
                        --------------------------------------------------------------------------               ------------
Deferred Debits
  Unrecovered Environmental
   Response Costs              34.7                                                                                    34.7
  Other                        25.2                                                         2.3      6.4     1.7       32.2
                        --------------------------------------------------------------------------               ------------
      Total Deferred Debits    59.9       0.0      0.0       0.0      0.0       0.0         2.3                        66.9
                        --------------------------------------------------------------------------               ------------
      Total                $1,785.1      $3.4     $1.3      $0.4     $9.0     $32.8      $123.1                    $1,797.4
                        ==========================================================================               ============

                                                          Page 3 of 4









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
                                        ATLANTA GAS LIGHT COMPANY AND SUBSIDIARIES
                              Condensed Consolidating Balance Sheets (Unaudited) (Continued)
                                                 As of December 31, 1995
                                                       (Millions)

                                                                                          Reclassifications and Eliminations
                         Atlanta Gas                                            AGL
                        Light Company  Georgia  Trustees         Georgia Gas  Energy
                           Before        Gas   Investments   GA    Service   Services  Chattanooga               Consolidated
                        Consolidation  Company    Inc.     Energy  Company     Inc.    Gas Company  Debit  Credit  Balances
                        --------------------------------------------------------------------------               ------------
Capitalization:
  Common Stock             $  275.8                                                                                $  275.8
  Premium on Capital Stock    163.7                0.1                                               0.1              163.7
  Earnings Reinvested         136.8       3.4     (1.0)     (0.2)     2.7       0.2        27.6     33.9     1.2      136.8
                        --------------------------------------------------------------------------               ------------
    Total Common Stock Equity 576.3       3.4     (0.9)     (0.2)     2.7       0.2        27.6                       576.3
                        --------------------------------------------------------------------------               ------------

  Preferred Stock              58.5                                                                                    58.5
  Long-Term Debt              554.5                2.7       0.6      4.4      32.6        35.4     75.7              554.5
                        --------------------------------------------------------------------------               ------------
   Total Capitalization     1,189.3       3.4      1.8       0.4      7.1      32.8        63.0                     1,189.3
                        --------------------------------------------------------------------------               ------------
Current Liabilities
  Redemption Requirements
   on Preferred Stock           0.3                                                                                     0.3
  Short-Term Debt             156.3                                   0.1                  36.2     36.3              156.3
  Accounts Payable             77.3                          0.1      0.3                   7.0      1.6               83.1
  Customer Deposits            27.6                                                         2.2                        29.8
  Interest                     16.8                                                         0.7                        17.5
  Other                        44.3                         (0.1)     0.6                   7.1      9.4     3.3       45.8
                        --------------------------------------------------------------------------               ------------
   Total Current Liabilities  322.6       0.0      0.0       0.0      1.0       0.0        53.2                       332.8
                        --------------------------------------------------------------------------               ------------
Long-Term Liabilities
  Accrued Pension Costs        10.3                                                                  0.5                9.8
  Accrued Postretirement
   Benefits Costs              31.2                                                                           0.2      31.4
  Accrued Environmental
   Response Costs              28.6                                                                                    28.6
                        --------------------------------------------------------------------------               ------------
   Total Long-Term Liabilities 70.1       0.0      0.0       0.0      0.0       0.0         0.0                        69.8
                        --------------------------------------------------------------------------               ------------
Deferred Credits               43.9                                                         1.1      3.5    23.0       64.5
                        --------------------------------------------------------------------------               ------------
Accumulated Deferred
 Income Taxes                 159.2               (0.5)               0.9                   4.4     23.0              141.0
                        --------------------------------------------------------------------------               ------------
Contributions in aid of construction                                                        1.4      1.4                0.0
                        --------------------------------------------------------------------------               ------------
   Total                   $1,785.1      $3.4    $ 1.3      $0.4     $9.0     $32.8      $123.1                    $1,797.4
                        ==========================================================================               ============
                                                          Page 4 of 4

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[TYPE]                        EX-27
[DESCRIPTION]                 OPUR3 FDS FOR FORM U-3A-2
[ARTICLE]                     OPUR3
[MULTIPLIER]                  1,000,000

[PERIOD-TYPE]                 12-MOS
[FISCAL-YEAR-END]             SEP-30-1996
[PERIOD-START]                JAN-01-1995
[PERIOD-END]                  DEC-31-1995
[BOOK-VALUE]                  PER-BOOK
[TOTAL-ASSETS]                    1797
[TOTAL-OPERATING-REVENUES]        1063
[NET-INCOME]                        59